UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]        Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.

[    ]       Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                 to                .

Commission file number 1-12273

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below
Roper Industries, Inc.  Employees’ Retirement Savings 003 Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Roper Industries, Inc., 2160 Satellite Blvd., Duluth, GA 30097.

Report of Independent Certified Public Accountants

Plan Administrator and Trustee
    Roper Industries, Inc.
    Employees’ Retirement Savings 003 Plan
Duluth, Georgia

We have audited the accompanying statements of net assets available for benefits of Roper Industries, Inc. Employees’ Retirement Savings 003 Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
July 15, 2003

THE FOLLOWING REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT BY ARTHUR ANDERSEN LLP AND IT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. ARTHUR ANDERSEN LLP HAS NOT CONSENTED TO ITS INCORPORATION BY REFERENCE INTO ROPER INDUSTRIES, INC.'S PREVIOUSLY FILED REGISTRATION STATEMENTS FILE NOS: 333-71094, AND 333-35672. THEREFORE, AN INVESTOR'S ABILITY TO RECOVER ANY POTENTIAL DAMAGE MAY BE LIMITED.

REPORT OF PREVIOUS INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Roper Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of Roper Industries, Inc. Employees’ Retirement Savings 003 Plan as of December 31, 2001 and 2000* and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001* and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan’s management. The schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

April 25, 2002
Atlanta, Georgia

*The 2000 Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits and the Schedule of Assets Held as of December 31, 2001 and the Schedule of Nonexempt Transactions for the year ended December 31, 2001 are not required to be present in the 2002 Annual Report.

Roper Industries, Inc. Employees’
Retirement Savings 003 Plan

Statements of Net Assets Available for Benefits

December 31,	2002	2001

Assets

Cash and cash equivalents	$80,073	$96,000
Investments, at fair market value (Notes 2 and 3)
Mutual funds	25,464,134	31,678,000
Common collective trust	20,347,793	18,861,000
Roper Industries, Inc. common stock	6,734,744	9,074,000
Participant loans	1,111,760	1,077,000

Total investments	53,738,504	60,786,000

Receivables
Participant contributions	386,103	332,000
Employer contributions	396,965	353,000

Total receivables	783,068	685,000

Net assets available for benefits	$54,521,572	$61,471,000

See accompanying independent auditors’ report and notes to financial statements.

Roper Industries, Inc. Employees’
Retirement Savings 003 Plan

Statement of Changes in Net Assets Available for Benefits

Years ended December 31,	2002	2001

Additions
Contributions
Participant contributions	$3,828,380	$3,188,000
Employer contributions	3,716,436	3,248,000
Rollover contributions	71,864	118,000

Total Contributions	7,616,680	6,554,000

Investment income (loss):
Net (depreciation) appreciation in fair market value of:
Mutual funds	(7,700,827)	(7,503,000)
Common collective trusts	(646,124)	(335,000)
Roper Industries, Inc. common stock	(2,097,077)	3,210,000
Dividend Income	1,379,599	1,288,000
Interest from participant loans	76,822	80,000

Total Investment loss	(8,987,607)	(3,260,000)

Total additions	(1,370,927)	3,294,000
Deductions
Benefits paid to participants	5,572,782	3,820,000
Administrative fees	5,719	8,000

Total deductions	5,578,501	3,828,000

Net decrease in net assets	(6,949,428)	(534,000)

Net assets available for benefits, beginning of the year	61,471,000	62,005,000

Net assets available for benefits, end of the year	$54,521,572	$61,471,000

See accompanying independent auditors’ report and notes to financial statements.

Roper Industries, Inc. Employees’
Retirement Savings 003 Plan

Notes to Financial Statements

1.  Description of the Plan

The following description of the Roper Industries, Inc. Employees’ Retirement Savings 003 Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.	General — The Plan is a defined contribution plan covering all employees of certain subsidiaries of Roper Industries, Inc. (the “Company”), who are age eighteen or older and have completed six months of service, as defined in the Plan. Certain participants who become employees of the Company as a result from mergers or acquisitions are given credit for their prior service for purposes of determining eligibility and vesting. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective January 2002, the Plan was amended to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

b.	Contributions — Each year, participants may contribute up to 40 percent of their eligible compensation in the form of (i) before-tax contributions (30% maximum), (ii) after-tax contributions or (iii) a combination of before-tax and after-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common collective trusts, thirteen mutual funds, and Roper Industries, Inc. common stock as investment options for participants. The Company contributes 100 percent of the first 3 percent of base compensation that a participant contributes to the Plan, and 50 percent of the next 3 percent of base compensation that a participant contributes to the Plan. In no case does the total Company matching contribution exceed 6 percent of a participant’s compensation. In addition, the Company also makes profit-sharing contributions equal to 3 percent of each participant’s compensation. Contributions are subject to certain limitations.

c.	Participant Accounts — Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s matching and profit sharing contributions, Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on the participant’s account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Participants vest over a five year period beginning with 20 percent after one year of service and 20 percent thereafter, and are 100 percent vested after five years.

e.	Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.25 percent to 10.50 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

f.	Payment of Benefits — On termination of service due to death, disability, retirement or separation from service, subsequent to July 1, 2002, a participant will generally receive their benefits as a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants can elect to receive shares of the Company’s common stock if their total balance exceeds $5,000, For distributions prior to July 1, 2002, participants 55 or older could have elected to receive their benefits in installments. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.	Forfeitures — Forfeitures by non-vested participants are used to reduce future Company contributions. Forfeitures used amounted to approximately $97,700 and $115,000 for the years ended December 31, 2002, and 2001, respectively.

h.	Administrative Expenses - The majority of the administrative expenses of the Plan are paid by the Company.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair market value based upon quoted market prices. Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

The plan’s investment in the Scudder Stable Value Fund is stated at contract value in accordance with Statement of Position 94-4, ”Reporting for Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.”

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain 2001 amounts have been reclassified in order to conform to the 2002 presentation.

3.  Investments

The fair market value of individual investments that represent at least 5 percent or more of the Plan’s net assets available are as follows:

	2002	2001

Scudder Stable Value Fund	$17,955,780	$16,229,000
Scudder Large Company Growth Fund	7,621,571	11,492,000
Roper Industries, Inc. common stock	6,734,744	9,074,000
Scudder Balanced Fund	*	6,358,000
INVESCO Dynamics Fund	*	4,859,000
PIMCO Total Return Fund	3,983,151	*
MFS Total Return Fund	5,274,510	*
MFS Mid-Cap Growth Fund	2,819,337	*

*Less than 5%

4.  Related Party Transactions

Certain Plan investments are shares of mutual funds or common collective trusts managed by Scudder Trust Company. Scudder Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

The Plan offers Roper Industries, Inc. common stock as an investment option for participants. Roper Industries, Inc. is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

5.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.  Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.  Nonexempt Transactions

For the year ended December 31, 2001, the company on three occasions remitted employee contributions to the Plan outside of the time limit required by the Department of Labor by short periods of time, representing a nonexempt loan of funds to the Company from the Plan. The respective late contributions were contributed to the Plan in 2001 and were allocated to the participant’s accounts.

SUPPLEMENTAL SCHEDULE

Roper Industries, Inc. Employees’
Retirement Savings 003 Plan

Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2002

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value

*	Scudder Trust Company	Interest Bearing Cash	a	$80,073

	Mutual Funds:

	MFS Total Return Fund	397,476 shares	a	5,274,510
*	Scudder Growth and Income Fund	77,720 shares	a	1,241,970
*	Scudder International Fund	28,572 shares	a	867,439
*	Scudder Large Company Growth Fund	423,185 shares	a	7,621,571
	American Century Equity Income Fund	63,097 shares	a	412,025
	Janus Worldwide Fund	69,419 shares	a	2,230,430
	MFS Mid-Cap Growth Fund	498,116 shares	a	2,819,337
	PIMCO Total Return Fund	373,304 shares	a	3,983,151
	RS Diversified Growth Fund	49,698 shares	a	703,724
*	Scudder Dreman High Return Equity Fund	10,479 shares	a	309,977

	Total Mutual Funds			25,464,134

	Common Collective Trusts:

*	Scudder Stable Value Fund	17,955,779 shares	a	17,955,780
*	Scudder Stock Index Fund	94,099 shares	a	2,392,013

	Total Common Collective Trusts			20,347,793

*	Roper Industries, Inc.	184,009 shares of Company common stock	a	6,734,744
	Participant loans	212 loans with interest rates ranging from 5.25% to 10.50%	-	1,111,760

				$53,738,504

a — The cost of participant directed investments is not required to be disclosed.
*Party-in-Interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Roper Industries, Inc. Employees’ Retirement Savings 003 Plan

(Name of Plan)

By: Roper Industries, Inc., Plan Administrator

By: /s/ Marilyn M. Messer

(Signature)

Marilyn M. Messer October 31, 2003
Director of Human Resources

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Accountants
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002